

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 7, 2024

Brandon Ribar
President and Chief Executive Officer
Sonida Senior Living, Inc.
14755 Preston Road
Suite 810
Dallas, TX 75254

> **Re: Sonida Senior Living, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 27, 2024**
> **File No. 333-282375**

Dear Brandon Ribar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Paul Conneely